Filed by Heritage Commerce Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Heritage Commerce Corp

Commission File No.: 000-23877

Date: December 18, 2025

Heritage Commerce Corp held a call with investors on December 17, 2025, a transcript of which is provided below.

Good afternoon, ladies and gentlemen. Welcome to today's Conference Call to discuss the All- stock Merger Transaction between CVB Financial Corporation and Heritage Commerce Corporation. My name is Ashya, and I'll be your operator for today. At this time, all participants are in listen-only mode. Later, we will conduct a question-and-answer period. Please note this call is being recorded.

I would now like to turn the presentation over to your host for today's call, Allen Nicholson, Executive Vice President and Chief Financial Officer of CVB Financial Corporation. You may proceed.

Thank you, Ashya, and good afternoon, everyone. Thank you for joining us today to discuss the announcement of a definitive merger agreement between CVB Financial Corporation and Heritage Commerce Corporation. A press release and an investor slide presentation are available on the Investor Relations section of each company's website at cbbank.com and heritagecommercecorp.com.

Joining me this afternoon is Dave Brager, President and Chief Executive Officer of CVB Financial Corporation; and Clay Jones, Chief Executive Officer and President of Heritage Commerce Corp. Our comments today will refer to the investor slide presentation for today's announced merger.

The speakers on this call claim the protection of the Safe Harbor provisions contained in the Private Securities Litigation Reform Act of 1995. For a more complete discussion of the risks and uncertainties that may cause actual results to differ materially from our forward-looking statements, please see Slide 2 and 3 of the company's investor presentation.

I will now turn the call over to Dave Brager.

Thank you, Allen. Good afternoon, everyone. Today's announcement of the merger between CVB Financial Corporation and Heritage Commerce Corp. marks the most strategic acquisition in our company's history and the largest by asset size. It brings together two premier relationship- focused banks and provides citizens with a tremendous opportunity to expand into the Bay Area, which has long been an important strategic objective for us.

The combined company will have comprehensive geographic coverage of all the major business banking markets in California. We are excited to welcome Clay and key members of his banking team to Citizens Business Bank.

On Page 4 of our investor presentation, you'll see that the combined organization is positioned to have the scale and earnings potential to generate industry-leading performance metrics, including a projected 2027 return on average assets of 1.5% and a projected 2027 return on average tangible common equity of approximately 17%.

We believe this is a compelling financial transaction for both companies' shareholders. We expect the transaction to initially generate 13.2% earnings per share accretion in 2027 and an internal rate of return above 20%. Excluding rate marks, the transaction is expected to be accretive to tangible book value. When including rate marks, we anticipate a 7.7% dilution with a projected earn back of 2.5 years.

I would now like to turn the call over to Clay Jones.

Thanks, Dave. Heritage and Citizens share a similar cultures and focus on small and medium businesses customers with a history of pristine credit quality and low-cost deposits. I'm incredibly proud of the Heritage team and what we've achieved together. This merger is a testament to the hard work of our employees and our reputation with our customers.

Citizens Business Bank is one of the top performing business banks in the country, and this combination rewards our shareholders, creates opportunities for our employees, and expands the products and services available to our customers.

I'd now like to return it to Allen.

Thanks, Clay. Turning to Page 7 of our investor presentation, this merger is projected to exceed a number of the key financial thresholds that we have previously communicated.

A projected internal rate of return of 20%, which would exceed our 15% minimum threshold. Projected earnings per share accretion of 13.2%, which would meet our double-digit EPS accretion threshold. And a projected tangible book dilution earn back of 2.5 years, which would be below our threshold three-year earn back. This is 100% stock deal with a fixed exchange ratio of 0.65 CVBF shares for each Heritage share. The transaction represents a total deal value of approximately $811 million, based on yesterday's closing stock prices for CVBF and HTBK, and would represent pro forma ownership in the combined organization of approximately 77% CVBF and 23% Heritage. The pricing multiples at these levels would represent 12.6x 2027 earnings per share and 1.51x Heritage tangible book value.

E-transaction assumptions are set forth on Page 8 of the investor presentation. Our earnings forecast is based on a consensus analyst estimates for both companies, based on our track record and prior acquisitions, we expect to achieve approximately 35% cost saves. And while we have not modeled any revenue synergies into the financial metrics that I've mentioned, we see opportunities to deepen relationships with Heritage's customers through our broader suite of services and larger balance sheet.

On Page 9 of the investor presentation, we highlight why we believe this is a compelling opportunity to deploy CVBF's capital. Importantly, the pro forma company would be estimated to have 14.6% CET1 at close, an ongoing strong capital generation, which should enable us to provide meaningful capacity to continue returning capital to shareholders through both dividends and share repurchases.

I'd now like to turn the call back to Dave for some closing remarks. Dave?

Thank you, Allen. Over the last 18 months, we've evaluated several acquisition opportunities and remain focused and disciplined in our approach. Heritage is a like minded banking partner with a similar business model. And this combination uniquely aligns with both of our strategic and financial goals. Our extensive past experience with due diligence and merger integration have enabled us to outperform our core financial projections and past mergers. We believe this is a highly strategic and financially compelling transaction for both groups of our shareholders.

On behalf of all of us at Citizens Business Bank, I want to welcome Heritage's talented employees and loyal customers. We look forward to working together to obtain a timely closing and smooth integration.

This concludes today's presentation. We are happy to take your questions.

We will now begin the question-and-answer session. (Operator Instructions) The first question comes from Matthew Clark with Piper Sandler. Please go ahead.

Dave Brager: Hi there, Matthew.

Allen Nicholson: Hi, Matthew.

I'll start, and then Clay can jump in. And look, Clay and I have known each other for a little while. We've had conversations. We've talked about the similarities of our banks, and just our business models, the types of clients we go after, the markets that we serve. And I think for us, it was just an idea that, hey, look, let's create something bigger than each of us individually. Let's create an opportunity to be able to compete with the larger banks. It was not a process. It was a negotiated deal between us.

And Clay and his team did a great job in helping us get to the conclusions. And obviously, we're really looking forward to the future together with his team and our team as one. I don't know, Clay, if you want to add anything, you can go for it.

Clay Jones: Yes. No, Matthew, the only thing I would add is, we've made great strides to build our kind of leading commercial community bank here in our area, but combining the two expands the breadth and depth to which we can serve our clients. It's obviously, as Dave mentioned, a strategically important combination and financially, very compelling transaction for our shareholders. So, we see a lot of synergies and a lot of value create here.

Dave Brager: Yes. So, I think first and foremost, we want to make sure we do the integration correct. We're going to make sure that we're doing everything we can to make this as seamless as possible. There's always going to be issues that arise, but Clay and the existing Heritage folks and our folks are going to work closely together to make sure that we do a good job of combining the two organizations.

Once we get through that, I think then we'll probably have a little bit better idea. But you're correct. It does, it will generate a lot of capital. We like running with a little more capital, but at the end of the day, we'll just have to evaluate the opportunities as they present themselves.

And Clay, and I, and Allen, and the rest of our team will make those determinations. But what we're really focused on is just putting the two banks together and making an even better bank together. I don't know, Allen or Clay, if you want to add anything.

Allen Nicholson: No, well said.

Clay Jones: Yes. I mean, Matthew, we'll obviously reevaluate sort of our criteria, based on what we've said in the past. And it's possible that the lower end of our range may certainly move up as a $22 billion institution.

Dave Brager: Thank you.

Allen Nicholson: Thanks, Matthew.

The next question comes from David Feaster with Raymond James. Please go ahead.

Dave Brager: Thank you, David.

Allen Nicholson: Thanks, David.

Dave Brager: Go ahead, Clay. You can start.

Clay Jones: Yes. No question about it, David. We've got tremendous amount of similarities, in terms of cultures, our client-first stance, growing with our clients, excellence in people. There's just a lot of similarities in how we run our business banks. I think there's just, there's not too many differences there. The opportunities that we at Heritage see in this combination is, one, just size and scale to be able to bring more to our clients, those in trust and wealth and mortgage. I mean, there's just a number of things that Citizens brings to the table to expand our product offering for our clients here.

And so, while those aren't built into the models, there is inherent synergies that we've been looking in our long-term strategic plan to build out here at Heritage, and this just accelerates that strategic planning footprint and timeline.

Dave Brager: Yes. I would just add, we look at it the same way. I mean, for the things that we offer are, a little bit wider product array, there's opportunities for us to help Clay's clients achieve whatever goals and objectives they have in their businesses. And I think for us, it's sort of been what we've done in every single acquisition we've done in our history, is just have the opportunity to sell deeper into that relationship.

Obviously, the capacity to grow with our clients is important. Having access to Northern California, the Bay Area, is very important for us. I mean, we've done that in very small steps over the last acquisition we did. So again, just like Clay, I think it just accelerates our opportunity to be more meaningful in all of the markets we serve.

So, I'm really excited about it. I'm excited that Clay's joining the team as the President. We have a good personal relationship. We have a good business relationship. We've shared things over the years and talked things through. So, it's just going to be great to be on the same team.

Dave Brager: We'll let Allen take that one.

Allen Nicholson: Well, David, I would say, at this point, the only thing we've really communicated and we'll continue to evaluate everything, but we do anticipate it's likely we will sell the single family mortgage loans at Heritage. They're not associated with any of their customers. So, it'll be an opportunity to reinvest those, probably in securities. But there's a lot of things we'll evaluate as we go through the integration, but nothing else is contemplated in the firm in stone at this point.

Dave Brager: Yes. So, David, as you know, I mean, we've done 18, 19 transactions in our history. So, we've done quite a number of them. I mean, we have a very thorough and disciplined playbook for these types of things. We'll be working closely with Clay and his team to ensure that we're able to execute on all of that. But we've proven that we've been able to do it. It is the largest in asset size deal that we've done.

So, obviously, there's some nuance in that, but that doesn't concern me just based on the conversations we've already had through the due diligence and the process, because everybody wants the same thing. And so, as long as we're working together to make it happen, we believe that we'll be able to keep the vast, vast majority of both parts of the bank that we want to keep. And I just think from my perspective, we'll work hard to ensure that happens. And I don't know, Clay, if you have anything to add, but I think from his perspective, he's kind of looking at it the same way.

Clay Jones: Yes, the only thing I would add, and Dave, you said it. I mean, we both have veteran teams on both sides here in the companies that have pretty extensive experience on integration and combination. And obviously, our client-centric and service delivery model is the guiding post to make sure that goes well. So, I think both companies have the people and execution teams to get this done correctly.

Dave Brager: Thank you, David.

Allen Nicholson: Thanks, David.

The next question comes from Andrew Terrell with Stephens. Please go ahead.

Dave Brager: Hi, Andrew.

Yes, well, I think the LPO strategy, I mean, obviously, if we have the opportunity to get good people, we're going to evaluate that, just as we did with our Temecula Murrieta team. So, we want to make sure we do both things right. And if the right opportunity presents itself with a team that's interested in coming to the premier business bank in California, we're obviously going to take a look at that and make a determination if it's something that makes sense for us.

But again, I'll just kind of go back to my earlier answer. We want to make sure the combination of Citizens and Heritage goes well first. We're very focused on that, both sides, becoming one and doing it the right way. But I do think that, if the right team came along, we would look at it. Clay's going to be running as President, he's going to be running everything that touches customer. So, he and I, and other members of the sales leadership team, some from his current team, some from my current team, we'll make those determinations, if it makes sense.

Yes, we have the capacity to continue doing that. Obviously, we'll look at it once we get through this, but we do have the capacity, based on our capital position.

Clay Jones: It's really not notable. They're not a retail bank. They're a business bank like we are. So, it's nothing significant.

Dave Brager: Thank you.

Clay Jones: Thanks, Andrew.

The next question comes from Kelly Motta with KBW. Please go ahead.

Dave Brager: Yes, so we did. We did a very thorough due diligence on the credit side, and what I would say is, what we found is our credit folks that were doing the due diligence felt very strongly that they, that Clay and his team had built a very solid bank. Obviously, we've had pristine credit quality pretty much for the history of the bank. Clay's bank is very similar in their approach to that. There are some minor differences, and we'll be able to work through those things, and between the two teams, I mean, we're going to be keeping a lot, I mean, pretty much all of their sales folks, and we're going to be keeping a lot of the credit folks, if not all or most of the credit folks as well.

So, I just, I think we're going to meld that credit culture very well. There wasn't anything we found that really stood out to us as something they did, that we wouldn't do. They do have a factoring business, and we're going to always look at that, but Clay and his team have done an outstanding job in that business. So, we'll evaluate it, but other than that, I would say, it's pretty much very similar. Clay, I don't know if you have any comments on any of that, but you're welcome to add on.

Clay Jones: Yes, I think the Citizens and Heritage team start with excellence in client selection and it starts from the very beginning and then you overlay that with strict credit disciplines and attention to detail. But as Dave said, the credit cultures of both banks are very strong and I would echo the sentiments. Citizens has been an enviable player in the California market and the credit is outstanding. We pride ourselves on our own credit and we greatly appreciate like-minded credit folks.

It's fully baked.

Dave Brager: Thank you, Kelly.

Clay Jones: Thanks, Kelly.

The next question comes from Tim Coffey with Janney. Please go ahead.

Dave Brager: How you doing, Tim?

Clay, do you want to start and then I'll just add on?

Clay Jones: Yes, no, I think, Tim, as we've said, the credit discipline that Heritage has put on the overlay of our CRE in the Bay Area market here has been strong and the performance has weathered some real storms. The client stability is extremely strong here at the bank. I think what Dave and I have spent some time on is just the resurgence in the marketplace and where that marketplace has rebounded from post-pandemic, in terms of just vacancy absorption, reputational improvement here in the Bay Area, resurgence of funding flows in the venture community.

And so, I just think all those things have provided a lot of comfort. Starts with a foundation of strong credit and goods client selection, as I mentioned, but I think the Bay Area economy here has improved greatly, since the coming out of the pandemic. Dave?

Dave Brager: Yes, the only thing I would add to what he said, Tim, is that, look, and just like Heritage, we evaluate individual deals. And we're going to look at the strength of the cash flow, the strength of the guarantor, the stability and quality of those cash flows. And so, I don't think any of that's going to change. I just recall back the story during the pandemic, when we did the largest office loan in the history of our bank. And I called it out on our calls, just saying, look, I'd make that loan, again today.

And so, I think it's, we're not a cookie cutter lender. We're evaluating the strength of the deal. And we make determination and through our due diligence, that's what we saw with Heritage. I know through Heritage's reverse due diligence, that's what they saw in us. And so, I think it's going to be, it's going to be a good opportunity for us to take a look at it, where it makes sense.

Yes, I mean, I think we're competitive in every market from the most rural market to the largest metropolitan area. And as you know, Tim, we're not trying to be everything to everybody. We have a very disciplined approach to the type of client we're looking for. This will allow us to, potentially make larger loans to evaluate opportunities that we might not have had a chance to evaluate.

So, I'm very bullish on the fact that I think we can take advantage of that. And I actually spent a little bit of my life up in the Bay Area. So, I don't know it nearly as well as Clay, but I believe it's going to create a great opportunity for us in those markets, where it makes sense with the right customers to really make an impact. And we compete, as you know, we compete with the big boys all the time. That's where we do our best work because we, as Clay said, we now have a customer service approach.

We want to take care of that client. We, we're really focused on that. Customer focus is one of our core values. And so, I just think it's something for us that, with the bigger capacity for Clay, his people will have a better opportunity to compete against some of those larger banks in the combined organization.

Clay Jones: Yes, I think to your point, I think we've capitalized well, in terms of kind of the disruption that we've seen here in the Bay Area and we've been a beneficiary of that. And it's principally because how we handle clients and the service delivery there. I think, as Dave said, no question about it, size and scale matters and having a bigger balance sheet, as well as the additional product sets and service delivery that we're bringing together with Citizens, those are all very good upside for our existing footprint and our go-to-market strategy here.

Dave Brager: Thank you, Tim.

Clay Jones: Thanks, Tim.

The next question comes from Gary Tenner with D.A. Davidson. Please go ahead.

Dave Brager: Hi, Gary.

Yes, well, I think both of the bank's commitment to quality credit is going to influence that a lot. And so, as we evaluate these opportunities, in Clay's markets and my market, there's a lot of competition and we're only really looking for the best. In our parlance, we say the top 25% of clients in their respective industries and building long-term relationships.

And I envision, as we meld the two organizations, we're going to try to do the best of both. We're going to work hard at that. It's really hard for me to say, just off the top of my head that it's going to be more closer to Clay's growth rate or more closer to my growth rate. We just want to make good deals to the right people. And when those deals present themselves, whether it's in Southern California or Northern California, we're going to evaluate it and if it makes sense.

I think to your other part of that question, obviously, the increased balance sheet size and capacity should be a net benefit for both of us because we will have a larger balance sheet down here. They will have a larger balance sheet up there. So, I think there are definitely tailwinds with respect to that for both of us. We're a very disciplined grower and we're going to be that in the long run as a combined organization as well. But we want to make sure that we're doing the right thing from a credit perspective, from a customer perspective, and we'll see how it all melds together.

But I think that as we look at this, it's going to be a disciplined process and disciplined growth going forward. And Clay and I and the rest of our management team will evaluate that as we go along. We need to obviously get to the close date, and then we can start getting a little better handle on what we think the exact opportunities are, but just generally, I'm, again, very optimistic about the opportunities for both of us.

Clay Jones: So, Gary, we've assumed in our projections that the single family are sold at close. They're fairly low coupon assets, the mid-3s to low-3s, and we looked at them from a fair value on a couple different ways, and we think conservatively, and that's how we built it into the model. But basically, $0.83 on the dollar is how we value them at current value.

This concludes the question-and-answer session. I would like to turn the conference back over to Dave Brager for any closing remarks. Please go ahead.

Dave Brager: Great. Thank you. Thank you for joining us this afternoon. We appreciate your interest. Look forward to speaking with you again in January for CVBF's fourth quarter 2025 earnings call. Please let Allen, Clay, or myself know, if you have any questions. Have a great day, and thanks for showing up on quick notice. We really appreciate it. Have a great day.

The conference is now concluded. Thank you for attending today's presentation. You may now disconnect.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction (including statements about the future financial and operating results and impact on CVBF’s earnings and tangible book value per share), the plans, objectives, expectations and intentions of CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“Heritage”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that may change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, project, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: difficulties and delays in integrating Heritage’s business, key personnel and customers into CVBF’s business and operations, and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and other business disruption following the merger, including difficulties in maintaining relationships with employees; supply and demand for commercial or residential real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF and Heritage lend; a sharp or prolonged slowdown or decline in real estate construction, sales or leasing activities; CVBF’s or Heritage’s ability to retain and increase market share, to retain and grow customers and to control expenses; the costs or effects of mergers, acquisitions or dispositions CVBF may make, whether CVBF and Heritage are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or CVBF’s ability to realize the contemplated financial or business benefits associated with any such mergers, acquisitions or dispositions; CVBF’s timely development and implementation of new banking products and services and the perceived overall value of these products and services by customers and potential customers; CVBF’s or Heritage’s relationships with and reliance upon outside vendors with respect to certain of CVBF’s or Heritage’s key internal and external systems, applications and controls; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement and Plan of Reorganization and Merger to which CVBF and Heritage are parties; changes in commercial or consumer spending, borrowing and savings patterns, preferences or behaviors; technological changes and the expanding use of technology in banking and financial services (including the adoption of mobile banking, funds transfer applications, electronic marketplaces for loans, blockchain technology, fintech, artificial intelligence, and other financial products, systems or services); changes in the financial performance and/or condition of CVBF’s or Heritage’s borrowers or depositors; fluctuations in CVBF’s or Heritage’s share price before closing, and the resulting impact on CVBF’s ability to raise capital or to make acquisitions, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; CVBF’s ability to recruit and retain key executives, board members and other employees; the failure of CVBF or Heritage to obtain regulatory or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the proposed merger on a timely basis or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the dilution caused by the issuance of shares of CVBF’s common stock in the transaction; possible impairment charges to goodwill, including any impairment that may result from increased volatility in CVBF’s or Heritage’s stock price; possible credit-related impairments or declines in the fair value of loans and securities held by CVBF or Heritage; volatility in the credit and equity markets and its effect on the general economy, and local, regional, national and international economic and market conditions, political events and public health developments and the impact they may have on CVBF or Heritage, their customers and their capital, deposits, assets and liabilities; CVBF’s or Heritage’s ability to attract deposits and other sources of funding or liquidity; changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; catastrophic events or natural disasters, including earthquakes, drought, climate change or extreme weather events that may affect CVBF’s or Heritage’s assets, communications or computer services, customers, employees or third-party vendors; public health crises and pandemics, and their effects on the economic and business environments in which CVBF and Heritage operate; changes in the competitive environment among banks and other financial services and technology providers, and competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies; the strength of the United States economy and the strength of the local economies in which we conduct business; the effects of, and changes in, immigration, trade, tariff, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation/deflation, interest rate, market and monetary fluctuations; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; the impact of changes in financial services policies, laws, regulations, and ongoing or unanticipated regulatory or legal proceedings or outcomes, including those concerning banking, taxes, securities, and insurance, and the application thereof by regulatory agencies; the effectiveness of CVBF’s or Heritage’s risk management framework, quantitative models and ability to manage the risks involved in regulatory, legal or policy changes; the risks associated with CVBF’s or Heritage’s loan portfolios, including the risks of any geographic and industry concentrations; the impact of systemic or non-systemic failures, crisis or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; cybersecurity threats and fraud and the costs of defending against them, including the costs of compliance with legislation or regulations to combat fraud and cybersecurity threats; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of any legal proceedings relating to the proposed merger (including any securities, shareholder class actions, lender liability, bank operations, check or wire fraud, financial product or service, data privacy, health and safety, consumer or employee class action litigation); regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; CVBF’s or Heritage’s ongoing relations with various federal and state regulators, including, but not limited to, the SEC, Federal Reserve Board, FDIC, Office of the Comptroller of the Currency, and California DFPI; and other factors that may affect the future results of CVBF and Heritage.

Additional factors that could cause results to differ materially from those described above can be found in CVBF’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on CVBF’s website at http://www.cbbank.com under the “Investors” tab, and in other documents CVBF files with the SEC, and in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on Heritage’s website, https://www.heritagecommercecorp.com, under the “Investor Relations” tab and in other documents Heritage files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither CVBF nor Heritage assumes any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If CVBF or Heritage updates one or more forward-looking statements, no inference should be drawn that CVBF or Heritage will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

In connection with the proposed merger, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of CVBF and Heritage and a Prospectus of CVBF (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the Mergers. Certain matters in respect of the proposed merger involving CVBF and Heritage will be submitted to CVBF’s shareholders or Heritage’s shareholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Before making any voting or investment decision, security holders of CVBF and security holders of Heritage are urged to carefully read the entire registration statement and the Joint Proxy Statement/Prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed merger. The documents filed by CVBF and Heritage with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CVBF may be obtained free of charge at CVBF’s website at http://www.cbbank.com under the “Investors” tab or at Heritage’s website at http://www.heritagecommercecorp.com under the “Investor Relations” tab. Alternatively, these documents, when available, can be obtained free of charge by directing a written request to CVBF, Attention: Investor Relations, 701 North Haven Avenue, Ontario, CA 91764, or by calling (909) 980-4030, or to Heritage Commerce Corp, Attention: Investor Relations, 224 Airport Parkway, San Jose, CA 95110, or by calling (408) 947-6900.

PARTICIPANTS IN THE SOLICITATION

CVBF, Heritage, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CVBF’s shareholders or Heritage’s shareholders in connection with the proposed merger under the rules of the SEC.

Information regarding CVBF’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in CVBF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Board Oversight and Structure,” “Our Executive Officers,” “The Nominees” “Certain Relationships and Related Person Transactions,” “Director Compensation,” “Compensation Arrangements with our President and Chief Executive Officer,” “Compensation Arrangements with our Other Named Executive Officers,” “Summary of Compensation Table” and “How Much Stock Do CVB Financial Corp.’s Directors and Executive Officers Own” in CVBF’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2025 (available here); in the Form 8-K filed with the SEC on October 23, 2025 regarding the election of a new director (available here); and in other documents filed by CVBF with the SEC. Information regarding Heritage’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Heritage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 10, 2025 (available here); in the sections entitled “The Board and Corporate Governance,” “Director Compensation,” “Our Executive Officers,” “Executive Compensation,” “Beneficial Ownership of Common Stock,” and “Transactions with Management” in Heritage’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2025 (available here); and in other documents filed by Heritage with the SEC, and in each case, in particular, the discussion of “Risk Factors” set forth in such filings.

To the extent holdings of CVBF’s common stock by the CVBF directors and executive officers, or holdings of Heritage’s common stock by the Heritage directors and executive officers, have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/edgar/browse/?CIK=354647&owner=exclude, in the case of CVBF, and available at https://www.sec.gov/edgar/browse/?CIK=1053352&owner=exclude, in the case of Heritage). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus relating to the proposed merger. Free copies of this document and the above-mentioned Joint Proxy Statement/Prospectus when it becomes available, may be obtained as described in the preceding section titled “Additional Information About the Proposed Merger and Where to Find It.”